SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 7)

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Shanda Games Limited
(Name of the Issuer)

Shanda Games Limited

Yingfeng Zhang

Capitalhold Limited

Capitalcorp Limited

Ningxia Yilida Capital Investment Limited Partnership

Yili Shengda Investment Holdings (Hong Kong) Company Limited

Ningxia Zhengjun Equity Investment Partnership Enterprise (Limited Partnership)

Ningxia Zhongyincashmere International Group Co., Ltd.

Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited

Zhongrong Investment Holdings (Hong Kong) Co., Ltd.

Ningxia Silkroad Equity Investment Partnership Enterprise (Limited Partnership)

Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership)

Shanghai Yingfeng Investment Management Company Limited

Shaolin Liang

Orient Hongtai (Hong Kong) Limited

TonSung Holdings Limited

Lihua Investment Center (Shanghai) L.P.

Orient Hongzhi (Hong Kong) Limited

HuaSung Holdings Limited

Litian Investment Center (Shanghai) L.P.

Hao Ding International Limited

Shanghai Hai Sheng Tong Investment Co., Ltd.

Lihai Investment Center (Shanghai) L.P.

Liyou Investment Management (Shanghai) Company Limited

Zhejiang Huatong Holding Group Company Limited

Miaotong Wang

Heng Shao

Ji Wang

(Name of Persons Filing Statement)

Class A ordinary shares, par value $0.01 per share
American Depositary Shares, each representing two Class A ordinary shares
(Title of Class of Securities)

81941U105*
(CUSIP Number of Class of Securities)

Shanda Games Limited c/o Yingfeng Zhang, Acting Chief Executive Officer Yingfeng Zhang	Capitalhold Limited Capitalcorp Limited Cricket Square, Hutchins Drive, P.O. Box 2681

No. 1 Office Building

No. 690 Bibo Road

Pudong New Area

Shanghai 201203

The People’s Republic of China

+86 21 5050 4740

Yili Shengda Investment Holdings (Hong Kong) Company Limited

Room 2803-05, AXA Tower, Landmark East
100 How Ming Street, Kwun Tong Kowloon
Hong Kong

+852 8208 5118

Ningxia Yilida Capital Investment Limited Partnership

Ningxia Zhengjun Equity Investment Partnership Enterprise (Limited Partnership)

Ecological Textile Park
Lingwu, Ningxia 750400
The People’s Republic of China

+86 21 5050 4740

Shanghai Yingfeng Investment Management Company Limited
Room 2055, No. 5358 Huyi Road
Jiading District, Shanghai 201806
The People’s Republic of China
+86 21 5050 4740

 Grand Cayman, KY1-1111
Cayman Islands

+86 21 5050 4740

Zhongrong Investment Holdings (Hong Kong) Co., Ltd.

Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited

Room 2803-05, AXA Tower, Landmark East
100 How Ming Street, Kwun Tong Kowloon
Hong Kong

+852 8208 5118

Ningxia Zhongyincashmere International Group Co., Ltd.

Ningxia Silkroad Equity Investment Partnership Enterprise (Limited Partnership)

Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership)

Ecological Textile Park
Lingwu, Ningxia 750400
The People’s Republic of China

+86 951 4038 950, extension 8969

Shaolin Liang
Sixth Floor, Heping Mansion
No. 6 Laiguangying East Road
Chaoyang District, Beijing 100102
The People’s Republic of China
+86 10 8517 1831, extension 849

Orient Hongtai (Hong Kong) Limited Orient Hongzhi (Hong Kong) Limited Flat 2, 19/F, Henan Building 90-92 Jaffe Road, Wanchai Hong Kong +86 575 8220 5036	Hao Ding International Limited Shanghai Hai Sheng Tong Investment Co., Ltd. 2810, 689 Guangdong Road Huangpu District, Shanghai 200001 The People’s Republic of China +86 575 8220 5036
TonSung Holdings Limited HuaSung Holdings Limited Geneva Place, Waterfront Drive, P.O. Box 3469 Road Town, Tortola, British Virgin Islands +86 575 8220 5036	Liyou Investment Management (Shanghai) Company Limited 55 Xili Road, Room 1547B, 15th Floor Shanghai Free Trade Zone, Shanghai 200131 The People’s Republic of China +86 575 8220 5036
Lihua Investment Center (Shanghai) L.P. 55 Xili Road, Room 1545A, 15th Floor Shanghai Free Trade Zone, Shanghai 200131 The People’s Republic of China +86 575 8220 5036	Huatong Holding Group Company Limited Miaotong Wang 439 Renmin Xi Road, Shangyu District Shaoxing, Zhejiang The People’s Republic of China +86 575 8214 8872
Litian Investment Center (Shanghai) L.P. 55 Xili Road, Room 1513B, 15th Floor Shanghai Free Trade Zone, Shanghai 200131 The People’s Republic of China +86 575 8220 5036	Heng Shao Ji Wang 391 Guiping Road, New International Commercial Center Building A, 19th Floor Xuhui District, Shanghai 200233 The People’s Republic of China +86 21 5427 8388

Lihai Investment Center (Shanghai) L.P. 55 Xili Road, Room 1545A, 15th Floor

Shanghai Free Trade Zone, Shanghai 200131 The People’s Republic of China +86 575 8220 5036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Robert Chu, Esq. Sullivan & Cromwell Level 32 101 Collins Street Melbourne, Victoria 3000 Australia +61 3 9635 1500	Chun Wei, Esq. Sullivan & Cromwell 28th Floor Nine Queen’s Road Central Hong Kong +852 2826 8688	Miranda So, Esq. Davis Polk & Wardwell The Hong Kong Club Building 3A Chater Road. Central Hong Kong +852 2533 3300	Zhan Chen, Esq. Wilson Sonsini Goodrich & Rosati, P.C. Jin Mao Tower, 38F, Unit 03-04 88 Century Boulevard Shanghai 200121 The People’s Republic of China +86 21 6167 1700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1 Jian Guo Men Wai Avenue Beijing 100004 The People’s Republic of China +86 10 6535 5500

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation**	Amount of Filing Fee***
$485,680,734.48	$56,436.10
*	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

**	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $3.55 for 132,133,058 issued and outstanding ordinary shares of the issuer (which is the total outstanding shares, including shares represented by the American depositary shares, less the rollover shares not being acquired) subject to the transaction plus (b) the product of 9,509,180 ordinary shares issuable under all outstanding and unexercised options multiplied by $1.536 per share (which is the difference between $3.55 per share merger consideration and the weighted average exercise price of approximately $2.014 per share) plus (c) the product of 23,246 outstanding shares of company restricted stock multiplied by $3.55 per share plus (d) the product of 540,776 outstanding company restricted stock units multiplied by $3.55 per unit ((a), (b), (c) and (d) together, the “Transaction Valuation”).

***	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2015, was calculated by multiplying the Transaction Valuation by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:
Form or Registration No.:

Filing Party:
Date Filed:

Introduction

This Amendment No. 7 (this “Final Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Shanda Games Limited, a Cayman Islands company (the “Company”), the issuer of the ordinary shares, par value US$0.01 per share (each, a “Share ”), including the Class A ordinary shares represented by American depositary shares (“ADSs”), each representing two Class A Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Yingfeng Zhang, the chairman of the board and acting chief executive officer of the Company; (c) Capitalhold Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands; (d) Capitalcorp Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent; (e) Ningxia Yilida Capital Investment Limited Partnership (“Ningxia Yilida”), a limited partnership formed under the laws of the People’s Republic of China and an affiliate of the Company’s acting chief executive officer, Mr. Yingfeng Zhang; (f) Yili Shengda Investment Holdings (Hong Kong) Company Limited (“Yili Shengda”), a company incorporated and existing under the laws of Hong Kong and an affiliate of Mr. Yingfeng Zhang; (g) Ningxia Zhengjun Equity Investment Partnership Enterprise (Limited Partnership) (“Zhengjun Investment”), a limited partnership organized and existing under the laws of the People’s Republic of China and an affiliate of Mr. Yingfeng Zhang; (h) Shanghai Yingfeng Investment Management Company Limited (“Shanghai Yingfeng”), a limited liability company organized under the laws of the People’s Republic of China directly and wholly owned by Mr. Yingfeng Zhang; (i) Ningxia Zhongyincashmere International Group Co., Ltd. (“Ningxia”), a company formed under the laws of the People’s Republic of China; (j) Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited (“Zhongrong Shengda”), a company incorporated and existing under the laws of Hong Kong and an affiliate of Ningxia; (k) Zhongrong Investment Holdings (Hong Kong) Co., Ltd. (“Zhongrong Investment”), a company incorporated and existing under the laws of Hong Kong and an affiliate of Ningxia; (l) Ningxia Silkroad Equity Investment Partnership Enterprise (Limited Partnership) (“Ningxia Silkroad”), a limited partnership organized and existing under the laws of the People’s Republic of China and an affiliate of Ningxia; (m) Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership) (“Zhongrong Legend”), a limited partnership organized and existing under the laws of the People’s Republic of China and an affiliate of Ningxia; (n) Mr. Shaolin Liang, a director of the Company and a vice general manager of Ningxia; (o) Mr. Miaotong Wang, Mr. Heng Shao and Mr. Ji Wang, affiliates of the Company (collectively, the “Li-Funds Persons”); (p) Orient Hongtai (Hong Kong) Limited (“Orient Hongtai”), a company incorporated and existing under the laws of Hong Kong and an affiliate of the Li-Funds Persons; (q) Orient Hongzhi (Hong Kong) Limited (“Orient Hongzhi”), a company incorporated and existing under the laws of Hong Kong and an affiliate of the Li-Funds Persons; (r) Hao Ding International Limited (“Hao Ding”), a company established under the laws of the British Virgin Islands and an affiliate of the Li-Funds Persons; (s) TonSung Holdings Limited (“TonSung”), a company established under the laws of the British Virgin Islands and an affiliate of the Li-Funds Persons; (t) HuaSung Holdings Limited (“HuaSung”), a company established under the laws of the British Virgin Islands and an affiliate of the Li-Funds Persons; (u) Shanghai Hai Sheng Tong Investment Co., Ltd. (“Hai Sheng Tong”), a limited liability company organized and existing under the laws of the People’s Republic of China and an affiliate of the Li-Funds Persons; (v) Lihua Investment Center (Shanghai) L.P. (“Lihua”), a limited partnership organized and existing under the laws of the People’s Republic of China and an affiliate of the Li-Funds Persons; (w) Litian Investment Center (Shanghai) L.P. (“Litian”), a limited partnership organized and existing under the laws of the People’s Republic of China and an affiliate of the Li-Funds Persons; (x) Lihai Investment Center (Shanghai) L.P. (“Lihai”), a limited partnership organized and existing under the laws of the People’s Republic of China and an affiliate of the Li-Funds Persons; (y) Liyou Investment Management (Shanghai) Company Limited (“Liyou”), a limited partnership organized and existing under the laws of the People’s Republic of China and an affiliate of Mr. Heng Shao and Mr. Ji Wang; and (z) Huatong Holding Group Company Limited (“Huatong”), a limited liability company organized and existing under the laws of the People’s Republic of China and an affiliate of Mr. Miaotong Wang.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of April 3, 2015, as amended and restated on September 23, 2015 (the “Merger Agreement”) among Parent, Merger Sub and the Company, pursuant to which Merger Sub was merged with and into the Company (the “Merger”), with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of Parent.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in this Final Amendment concerning any of the Filing Persons has been provided by such Filing Person.

Item 15. Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On November 18, 2015, an extraordinary general meeting of the shareholders of the Company was held at 10:00 a.m. (Hong Kong time), at the offices of Davis Polk & Wardwell, 18th Floor, The Hong Kong Club Building, 3A Chater Road, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and the proposal to authorize the directors to do all things necessary to give effect to the Merger Agreement.

On November 18, 2015, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of November 18, 2015, pursuant to which the Merger became effective on November 18, 2015. As a result of the Merger, the Company ceased to be a publicly traded company and became wholly owned by Parent.

At the effective time of the Merger, each Share issued and outstanding immediately prior to the Effective Time was cancelled and cease to exist and converted into and exchanged for the right to receive US$3.55 and each issued and outstanding ADS represented the right to surrender one ADS in exchange for US$7.10 (less US$0.05 per ADS cancellation fees pursuant to the terms of the Deposit Agreement, dated as of September 24, 2009, among the Company, JPMorgan Chase Bank, N.A., as depositary, and the holders of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes, except for the following Shares (including Shares represented by ADSs), which were cancelled and cease to exist at the Effective Time but did not convert into the right to receive the foregoing merger consideration:

(a)	48,759,187 Class B ordinary shares held by Yili Shengda, 48,759,187 Class B ordinary shares held by Zhongrong Shengda, 61, 776,334 Class A ordinary shares held by Orient Hongtai, 61,776,335 Class A ordinary shares held by Orient Hongzhi, 80,577,828 Class A ordinary shares held by Zhongrong Investment, 107,438,129 Class A ordinary shares held by Hao Ding and the Shares held by Parent, the Company or any of their subsidiaries immediately prior to the Effective Time, which were cancelled without payment of any consideration or distribution therefor; and

(b)	Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Islands Companies Law”), which were cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holders’ dissenters’ rights under the Cayman Islands Companies Law.

In addition to the foregoing, at the Effective Time, (i) each option to purchase Shares, whether vested or unvested (“Company Options”), that is issued and outstanding immediately prior to the Effective Time, was cancelled and converted into the right to receive, as soon as practicable after the Effective Time, an amount equal to the product of the total number of Shares issuable under such Company Option immediately prior to the Effective Time multiplied by the excess of US$3.55 over the exercise price payable per Share under such Company Option, in cash, without interest and net of any applicable withholding taxes, and (ii) each restricted Share with respect to which the restrictions have not lapsed (“Company Restricted Shares”) and each restricted stock unit whether or not the restrictions with respect thereto have lapsed (“Company RSUs”), in each case, that is issued and outstanding immediately prior to the Effective Time was cancelled and converted into the right to receive, as soon as practicable after the Effective Time, an amount equal to US$3.55, in cash, without interest and net of any applicable withholding taxes.

As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, and the ADS program for the Shares will terminate. The NASDAQ has filed an application on Form 25 with the SEC to remove the ADSs from listing on the NASDAQ and withdraw registration of the Shares under the Exchange Act. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. In addition, the Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in ten days. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16. Exhibits

(a)-(1)	Proxy Statement of the Company, dated as of October 13, 2015 (the “Proxy Statement”).*

(a)-(2)	Letter to Shareholders, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(6)	Press Release issued by the Company, dated as of April 3, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 3, 2015.

(b)-(1)	Equity Commitment Letter, dated as of April 3, 2015, by Zhongrong Legend, incorporated herein by reference to Exhibit 7.10 to the Schedule 13D Amendment filed by Yili Shengda on April 6, 2015.

(b)-(2)	Equity Commitment Letter, dated as of April 3, 2015, by Ningxia Silkroad, incorporated herein by reference to Exhibit 7.11 to the Schedule 13D Amendment filed by Yili Shengda on April 6, 2015.

(b)-(3)	Equity Commitment Letter, dated as of April 3, 2015, by Zhengjun Investment, incorporated herein by reference to Exhibit 7.12 to the Schedule 13D Amendment filed by Yili Shengda on April 6, 2015.

(c)-(1)	Opinion of Merrill Lynch, dated as of April 3, 2015, incorporated herein by reference to Annex C of the Proxy Statement.

(c)-(2)	Presentation/discussion materials prepared by Merrill Lynch for discussion with the Special Committee and the Board, dated April 3, 2015, incorporated herein by reference to Exhibit (c)-(2) to the Schedule 13E-3 Amendment filed by the Filing Persons on August 27, 2015.

(c)-(3)	Presentation/discussion materials prepared by Merrill Lynch for discussion with the Special Committee, dated September 23, 2014, incorporated herein by reference to Exhibit (c)-(2) to the Schedule 13E-3 Amendment filed by the Filing Persons on August 27, 2015.

(d)-(1)	Agreement and Plan of Merger, dated as of April 3, 2015 and amended and restated as of September 23, 2015, among Parent, Merger Sub and the Company, incorporated herein by reference to Annex A of the Proxy Statement.

(d)-(2)	Support Agreement, dated as of April 3, 2015, by and among Parent, Yili Shengda, Zhongrong Shengda, Zhongrong Investment, Orient Hongtai, Orient Hongzhi and Hao Ding, incorporated herein by reference to Annex E of the Proxy Statement.

(d)-(3)	Limited Guarantee, dated as of April 3, 2015, by Zhongrong Legend, incorporated herein by reference to Exhibit 99.3 to the Report on Form 6-K furnished by the Company to the SEC on April 3, 2015.

(d)-(4)	Limited Guarantee, dated as of April 3, 2015, by Ningxia Silkroad, incorporated herein by reference to Exhibit 99.4 to the Report on Form 6-K furnished by the Company to the SEC on April 3, 2015.

(d)-(5)	Limited Guarantee, dated as of April 3, 2015, by Zhengjun Investment, incorporated herein by reference to Exhibit 99.5 to the Report on Form 6-K furnished by the Company to the SEC on April 3, 2015.

(d)-(6)	Consortium Agreement, dated as of January 27, 2014, by and among Shanda Interactive Entertainment Limited, Primavera Capital (Cayman) Fund I L.P., Perfect World Co., Ltd. (which became a party on April 18, 2014 by entering into an adherence agreement), FV Investment Holdings (which became a party on April 25, 2014 by entering into an adherence agreement) and CAP IV Engagement Limited (which became a party on May 19, 2014 by entering into an adherence agreement), incorporated herein by reference to Exhibit 7.03 to the Schedule 13D filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on January 30, 2014.

(d)-(7)	Share Purchase Agreement, dated as of January 27, 2014, by and among Shanda SDG Investment Limited and Primavera Capital (Cayman) Fund I L.P., incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on January 30, 2014.

(d)-(8)	Share Purchase Agreement, dated as of April 18, 2014, by and among Shanda SDG Investment Limited and Perfect World Co., Ltd., incorporated herein by reference to Exhibit 7.05 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on April 21, 2014.

(d)-(9)	Adherence Agreement, dated as of April 18, 2014, by and among Perfect World Co., Ltd., Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P., incorporated herein by reference to Exhibit 7.06 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on April 21, 2014.

(d)-(10)	Adherence Agreement, dated as of April 25, 2014, by and among FV Investment Holdings, Shanda Interactive Entertainment Limited, Primavera Capital (Cayman) Fund I L.P.and Perfect World Co., Ltd., incorporated herein by reference to Exhibit 7.07 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on April 28, 2014.

(d)-(11)	Adherence Agreement, dated as of May 19, 2014, by and among CAP IV Engagement Limited, Shanda Interactive Entertainment Limited, Primavera Capital (Cayman) Fund I L.P., Perfect World Co., Ltd. and FV Investment Holdings, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on May 19, 2014.

(d)-(12)	Share Purchase Agreement, dated as of August 31, 2014, by and between Shanda SDG Investment Limited and Orient Finance Holdings (Hong Kong) Limited, incorporated herein by reference to Exhibit 7.09 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on September 3, 2014.

(d)-(13)	Share Purchase Agreement, dated as of September 1, 2014, by and between Shanda SDG Investment Limited and Shanghai Buyout Fund L.P., incorporated herein by reference to Exhibit 7.10 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on September 3, 2014.

(d)-(14)	Share Purchase Agreement, dated as of September 1, 2014, by and between Shanda SDG Investment Limited and Ningxia Zhongyincashmere International Group Co., Ltd., incorporated herein by reference to Exhibit 7.11 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on September 3, 2014.

(d)-(15)	Adherence Agreement, dated as of September 1, 2014, by and among Orient Finance Holdings (Hong Kong) Limited, Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P., incorporated herein by reference to Exhibit 7.12 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on September 3, 2014.

(d)-(16)	Adherence Agreement, dated as of September 1, 2014, by and among Shanghai Buyout Fund L.P., Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P., incorporated herein by reference to Exhibit 7.13 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on September 3, 2014.

(d)-(17)	Adherence Agreement, dated as of September 1, 2014, by and among Ningxia Zhongyincashmere International Group Co., Ltd., Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P., incorporated herein by reference to Exhibit 7.14 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on September 3, 2014.

(d)-(18)	Withdrawal Notice, dated as of September 1, 2014, by and among Perfect World Co., Ltd., FV Investment Holdings, CAP IV Engagement Limited, Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P., incorporated herein by reference to Exhibit 7.15 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on September 3, 2014.

(d)-(19)	Withdrawal Notice, dated as of September 1, 2014, by and among Primavera Capital (Cayman) Fund I L.P., Shanda Interactive Entertainment Limited, Orient Finance Holdings (Hong Kong) Limited, Shanghai Buyout Fund L.P. and Ningxia Zhongyincashmere International Group Co., Ltd., incorporated herein by reference to Exhibit 7.16 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on September 3, 2014.

(d)-(20)	Share Purchase Agreement, dated as of September 1, 2014, by and among Primavera Capital (Cayman) Fund I L.P., Perfect World Co., Ltd. and Shanghai Buyout Fund L.P., incorporated herein by reference to Exhibit 7.05 to the Schedule 13D Amendment filed by Perfect World Co., Ltd. on September 2, 2014.

(d)-(21)	Consent and Release, dated as of September 1, 2014, by and between Shanda SDG Investment Limited, Primavera Capital (Cayman) Fund I L.P. and Perfect World Co., Ltd., incorporated herein by reference to Exhibit 7.17 to the Schedule 13D Amendment filed by Premium Lead Company Limited, Shanda Interactive Entertainment Limited and Shanda SDG Investment Limited on September 3, 2014.

(d)-(22)	Exclusivity and Release, dated as of October 28, 2014, by and between Ningxia and Shanda Interactive Entertainment Limited, incorporated herein by reference to Exhibit 7.18 to the Schedule 13D Amendment filed by Shanda Interactive Entertainment Limited, Shanda SDG Investment Limited and Premium Lead Company Limited on October 28, 2014.

(d)-(23)	Share Purchase Agreement, dated as of November 25, 2014, by and among Shanda SDG Investment Limited, Ningxia, Zhongrong Shengda and Yili Shengda, incorporated herein by reference to Exhibit 7.19 to the Schedule 13D Amendment filed by Shanda Interactive Entertainment Limited, Shanda SDG Investment Limited and Premium Lead Company Limited on November 26, 2014.

(d)-(24)	Consortium Agreement, dated as of December 5, 2014, by and between Ningxia Yilida and Ningxia, incorporated herein by reference to Exhibit 7.03 to the Schedule 13D filed by Yili Shengda on December 5, 2014.

(d)-(25)	Consortium Agreement, dated as of March 16, 2015, by and among Ningxia Yilida, Ningxia, Orient Hongtai, Orient Hongzhi and Hao Ding, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Yili Shengda on March 17, 2015.

(d)-(26)	Adherence Agreement, dated as of April 3, 2015, by Zhongrong Legend, incorporated herein by reference to Exhibit 7.07 to the Schedule 13D Amendment filed by Yili Shengda on April 6, 2015.

(d)-(27)	Adherence Agreement, dated as of April 3, 2015, by Ningxia Silkroad, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D Amendment filed by Yili Shengda on April 6, 2015.

(d)-(28)	Adherence Agreement, dated as of April 3, 2015, by Zhengjun Investment, incorporated herein by reference to Exhibit 7.09 to the Schedule 13D Amendment filed by Yili Shengda on April 6, 2015.

(d)-(29)	Share Purchase Agreement, dated as of June 25, 2015, by and among Litian Investment Center (Shanghai) L.P., Orient Zhihui Investment Center (Shanghai) L.P., HuaSung Holdings Limited and Orient Hongzhi, incorporated herein by reference to Exhibit 7.34 to the Schedule 13D Amendment filed by Orient Finance Holdings (Hong Kong) Limited on July 1, 2015.

(d)-(30)	Share Purchase Agreement, dated as of June 25, 2015, by and among Lihua Investment Center (Shanghai) L.P., Orient Zhisheng Investment Center (Shanghai) L.P., TonSung Holdings Limited and Orient Hongtai, incorporated herein by reference to Exhibit 7.35 to the Schedule 13D Amendment filed by Orient Finance Holdings (Hong Kong) Limited on July 1, 2015.

(d)-(31)	Share Purchase Agreement, dated as of June 25, 2015, by and among Lihai Investment Center (Shanghai) L.P., Shanghai Buyout Fund L.P., Xizang Runda Resource Ltd., Shanghai Hai Sheng Tong Investment Co., Ltd. and Hao Ding, incorporated herein by reference to Exhibit 7.34 to the Schedule 13D Amendment filed by Shanghai Buyout Fund L.P. on July 1, 2015.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

*Previously filed.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Transaction Statement is true, complete and correct.

Dated as of November 19, 2015

Shanda Games Limited

By: /s/ Li Yao

Name: Li Yao

Title: Chief Financial Officer

YINGFENG ZHANG

/s/ Yingfeng Zhang

Name: Yingfeng Zhang

Capitalhold Limited

By: /s/ Yingfeng Zhang

Name: Yingfeng Zhang

Title: Director

Capitalcorp Limited

By: /s/ Yingfeng Zhang

Name: Yingfeng Zhang

Title: Director

Ningxia Yilida Capital Investment Limited Partnership

By Shanghai Yingfeng Investment Management Company Limited, its general partner

By: /s/ Yingfeng Zhang

Name: Yingfeng Zhang

Title: Director

Yili Shengda Investment Holdings (Hong Kong) Company Limited

By: /s/ Yingfeng Zhang

Name: Yingfeng Zhang

Title: Director

Ningxia Zhengjun Equity Investment Partnership Enterprise (Limited Partnership)

By Shanghai Yingfeng Investment Management Company Limited, its general partner

By: /s/ Yingfeng Zhang

Name: Yingfeng Zhang

Title: Director

SHANGHAI YINGFENG INVESTMENT MANAGEMENT COMPANY LIMITED

By: /s/ Yingfeng Zhang

Name: Yingfeng Zhang

Title: Director

Ningxia Zhongyincashmere International Group Co., Ltd.

By: /s/ Shengming Ma

Name: Shengming Ma

Title: Chairman

Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited

By: /s/ Shengming Ma

Name: Shengming Ma

Title: Director

Zhongrong Investment Holdings (Hong Kong) Co., Ltd.

By: /s/ Shengming Ma

Name: Shengming Ma

Title: Director

Ningxia Silkroad Equity Investment Partnership Enterprise (Limited Partnership)

By Ningxia Zhongyincashmere International Group Co., Ltd., its general partner

By: /s/ Shengming Ma

Name: Shengming Ma

Title: Chairman

Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership)

By Ningxia Zhongyincashmere International Group Co., Ltd., its general partner

By: /s/ Shengming Ma

Name: Shengming Ma

Title: Chairman

SHAOLIN LIANG

/s/ Shaolin Liang

Name: Shaolin Liang

Orient Hongtai (Hong Kong) Limited

By: /s/ Ji Wang

Name: Ji Wang

Title: Director

Orient Hongzhi (Hong Kong) Limited

By: /s/ Ji Wang

Name: Ji Wang

Title: Director

Hao Ding International Limited

By: /s/ Ji Wang

Name: Ji Wang

Title: Director

TONSUNG HOLDINGS LIMITED

By: /s/ Ji Wang

Name: Ji Wang

Title: Director

LIHUA INVESTMENT CENTER (SHANGHAI) L.P.

By: /s/ Bo Chen

Name: Bo Chen

Title: Authorized Representative

HUASUNG HOLDINGS LIMITED

By: /s/ Ji Wang

Name: Ji Wang

Title: Director

LITIAN INVESTMENT CENTER (SHANGHAI) L.P.

By: /s/ Bo Chen

Name: Bo Chen

Title: Authorized Representative

SHANGHAI HAI SHENG TONG INVESTMENT CO., LTD.

By: /s/ Ji Wang

Name: Ji Wang

Title: Director

LIHAI INVESTMENT CENTER (SHANGHAI) L.P.

By: /s/ Bo Chen

Name: Bo Chen

Title: Authorized Representative

LIYOU INVESTMENT MANAGEMENT (SHANGHAI) COMPANY LIMITED

By: /s/ Ji Wang

Name: Ji Wang

Title: Director

ZHEJIANG HUATONG HOLDING GROUP COMPANY LIMITED

By: /s/ Miaotong Wang

Name: Miaotong Wang

Title: Chairman

MIAOTONG WANG

/s/ Miaotong Wang

Name: Miaotong Wang

HENG SHAO

/s/ Heng Shao

Name: Heng Shao

JI WANG

/s/ Ji Wang

Name: Ji Wang